SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2013

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Electricity Sales Report

		Electricity Sold (In gigawatt hours)			Revenue from the sale of Electricity (In billions of Won)
Period	Demand by Type of Usage	October 2012	October 2013	Year on year change	October 2012	October 2013	Year on year change
For October	Residential	4,946	4,955	0.2%	553	564	2.0%
	Commercial	7,083	7,297	3.0%	745	820	10.1%
	Educational	487	495	1.8%	54	58	7.5%
	Industrial	20,786	22,439	8.0%	1,798	1,993	10.9%
	Agricultural	848	941	11.0%	40	46	13.8%
	Street-lighting	268	269	0.6%	26	28	5.9%
	Overnight Power	705	569	–19.7%	36	31	–14.5%

	Total	35,123	36,965	5.2%	3,252	3,539	8.8%

From January To October	Residential	54,597	55,104	0.9%	6,765	7,038	4.0%
	Commercial	84,975	85,880	1.1%	9,408	10,328	9.8%
	Educational	6,373	6,552	2.8%	689	757	10.0%
	Industrial	214,410	219,791	2.5%	19,384	21,566	11.3%
	Agricultural	10,259	11,287	10.0%	444	516	16.2%
	Street-lighting	2,564	2,563	–0.1%	256	278	8.6%
	Overnight Power	13,900	13,246	–4.7%	795	822	3.4%

	Total	387,078	394,423	1.9%	37,740	41,305	9.4%

*	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The estimated sales figures presented above, which include but are not limited to electricity sold and revenues received therefrom (the “Estimates”) of Korea Electric Power Corporation (“KEPCO”), have been prepared for convenience only based on the internal estimates of KEPCO as of the relevant meter reading periods and do not include (i) electricity sold and revenues received from pumped storage units and (ii) the fuel cost pass-through adjustment amounts. These figures have neither been audited nor reviewed by KEPCO’s current independent accountants, KPMG Samjong Accounting Corp., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Han, Key-Shik
Name:	Han, Key-Shik

Title:	Vice President

Date: November 25, 2013